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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                   SCHEDULE TO
                                 (RULE 14d-100)
       Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1) of
                       the Securities Exchange Act of 1934


            COMPANIA ANONIMA NACIONAL TELEFONOS DE VENEZUELA (CANTV)
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                             Name of Subject Company

                 NATIONAL TELEPHONE COMPANY OF VENEZUELA (CANTV)
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              (Translation of Subject Company's name into English)

            COMPANIA ANONIMA NACIONAL TELEFONOS DE VENEZUELA (CANTV)
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                      (Name of Person(s) Filing Statement)

                           American Depositary Shares
           (each representing the right to receive 7 Class D shares of common stock of Compania Anonima Nacional Telefonos de Venezuela (CANTV), par
                       value Bs.36.90182224915 per share)
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                         (Title of Class of Securities)

                                    204421101
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                      (CUSIP Number of Class of Securities)

                     Armando Yanes, Chief Financial Officer
            Compania Anonima Nacional Telefonos de Venezuela (CANTV)
                               Avenida Libertador
                      Centro Nacional de Telecomunicaciones
                          Nuevo Edificio Administrativo
                          Piso.1, Apartado Postal 1226
                             Caracas, Venezuela 1010
                          Telephone: (58) 212-500-6800
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  (Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

                                   Copies to:

             Robert W. Mullen, Jr., Esq. and Lawrence Lederman, Esq.
                       Milbank, Tweed, Hadley & McCloy LLP
                             1 Chase Manhattan Plaza
                            New York, New York 10005
                            Telephone: (212) 530-5000
                            Facsimile: (212) 530-5219

                            CALCULATION OF FILING FEE
              Transaction                                Amount of
               valuation*                                filing fee
          --------------------                      --------------------
             Not applicable.                           Not applicable.

* Set forth the amount on which the filing fee is calculated and state how it was determined.

[x] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
[_] third-party tender offer subject to Rule 14d-1.
[x] issuer tender offer subject to Rule 13e-4.
[_] going-private transaction subject to Rule 13e-3.
[_] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. [_]

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                                                                    [CANTV LOGO]

Roosen informed the employees

CANTV RATIFIED ITS COMMITMENT
TO CREATE AND INCREASE BENEFIT
FUNDS

     . Both funds will be in force after completion of the share repurchase program and the tender offer.

The President of Cantv, Gustavo Roosen, informed the employees of the telecommunications company on the effects of the decision by the National Securities Commission authorizing the Third Repurchase Program, which was approved on October 15 and will be submitted for shareholder consideration on October 24.

Roosen explained that the period for the Company's Third Repurchase Program will begin on the day after the shareholders' meeting, that is, October 25, and will end on November 23.

He ratified the payment of a dividend totaling Bolivars 520 per share which will be paid in two installments. The first installment, Bolivars 284, will be paid on December 10, and the second installment, Bolivars 236, will be paid on March 19, 2002.

The President of Cantv insisted on the Company's commitment to the creation of the Value Fund and to the increase of the Excellence Prize Fund, which will be implemented after the termination of the public offers.